

Mail Stop 3561

November 22, 2016

Via E-mail
Stuart McDonald
Chief Financial Officer
Taseko Mines Limited
15th Floor – 1040 West Georgia Street
Vancouver, British Columbia
Canada V6E4H1

> **Re:** **Taseko Mines Limited**
> **Form 40-F for Fiscal Year Ended December 31, 2015**
> **Filed March 30, 2016**
> **File No. 001-31965**

Dear Mr. McDonald:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2015

General

1.   Please amend your Form 40-F to provide the certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code as exhibits to the annual report. We refer you to General Instruction B(6)(a)(2)(i) of Form 40-F for further guidance.

Exhibit 99.5
Aley Project
Aley Mineral Resources, page 38

2.   We note in your filing, the Aley mineral resources are stated below and above your economic cutoff grade. Mineral resources must have reasonable prospects for economic extraction. We believe this means that any reportable resource estimates must be delimited using an economically based cutoff to segregate resources from mineralization. Based on the information you have disclosed, your resource disclosure at the various cutoffs below your economic cutoff grade provide an estimate of geologically available mineralization that does not appear to be economic. Please tell us supplementally the basis for disclosing resources at cutoffs below your economic cutoff grade.

Exhibit 99.6
Notes to Consolidated Financial Statements
2. Basis of Preparation
2.5 Significant Accounting Policies
(d) Exploration and evaluation, page 4

3.   Your disclosure states that expenditures are considered development costs and capitalized as part of mineral properties once it is expected that these expenditures can be recovered by future exploitation or sale. Please expand your disclosure in future filings to indicate the specific factors you consider in determining whether expenditures can be recovered by future exploitation or sale and explain how your decision to begin capitalization of costs as development costs is related to the determination of mineral resources and reserves.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact George Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding the engineering comment. Please contact Suying Li at (202) 551-3335 or Linda Cvrkel at (202) 551-3813 with any other questions.

                                                Sincerely,

                                                /s/ Rufus Decker

                                                Rufus Decker
                                                Accounting Branch Chief
                                                Office of Beverages, Apparel and
                                                Mining